Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Whole Earth Brands, Inc. (f/k/a Act II Global Acquisition Corp.) on Form S-8 of our report dated March 30, 2020, except as to Note 7, as to which the date is May 8, 2020, with respect to our audit of the financial statements of Act II Global Acquisition Corp. (now known as Whole Earth Brands, Inc.) as of December 31, 2019 and for the year then ended appearing in the Annual Report on Form 10-K of Act II Global Acquisition Corp. for the year ended December 31, 2019. We were dismissed as auditors on June 30, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

September 11, 2020